Exhibit 2.1

DESCRIPTION OF SECURITIES

Except as otherwise stated, the information in this Description of Securities is provided as of the date of the Annual Report.

The Corporation's authorized share capital consists of an unlimited number of Class A Shares and an unlimited number of Class B Shares, each with no par value. As of March 29, 2022, there were 72 Class A Shares issued and outstanding and 38,491,345 Class B Shares issued and outstanding. Neither the Class A Shares nor the Class B Shares are bearer shares; instead, the Corporation maintains a register of the holders of the Class A Shares and the Class B Shares and engages a transfer agent and registrar to process transfers of shares and maintain the register. The Class B Shares are registered under Section 12(b) of the Exchange Act and trade on the CSE, or the CSE, and the Nasdaq Capital Market under the symbol "HUGE". The Class B Shares are also listed and posted for trading on the Börse Frankfurt, or Frankfurt Stock Exchange, under "WKN: A2JM6M" and the trading symbol "0K9A". Prior to the CSE listing, there was no public trading in any securities of the Corporation.  As of March 29, 2022, the Class B Shares represented approximately 65.9% of the voting rights attached to outstanding voting securities of the Corporation.  In addition, as of the date of the Annual Report, there were 3,224,859 Stock Options with a weighted average exercise price of C$2.75 and 6,956,795 Warrants with a weighted average exercise price of C$5.46 (with certain Warrant exercise prices converted based on the rate of US$1.00 to C$1.2509, as reported by the Bank of Canada for March 29, 2022).  The following is a summary of the rights, privileges, restrictions and conditions attached to the Class A Shares and Class B Shares.

Voting Rights

Except as otherwise prescribed by the Ontario Business Corporations Act, or OBCA, at a meeting of the Shareholders, each Class B Share entitles the holder thereof to one vote, and each Class A Share entitles the holder thereof to 276,660 votes on all matters.

Rank

The Class A Shares and Class B Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation. In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Class A Shares and the holders of Class B Shares are entitled to participate equally, share for share, subject always to the rights of the holders of any class of shares ranking senior to the Class A Shares and the Class B Shares, in the remaining property and assets of the Corporation available for distribution to Shareholders, without preference or distinction among or between the Class A Shares and the Class B Shares.

Dividends

Holders of Class A Shares and Class B Shares are entitled to receive, subject always to the rights of the holders of any class of shares ranking senior to the Class A Shares and Class B Shares, dividends out of the assets of the Corporation legally available for the payment of dividends at such times and in such amount and form as the Board may from time to time determine, and the Corporation will pay dividends thereon on a pari passu basis, if, as and when declared by the Board.

Conversion

The Class B Shares are not convertible into any other class of shares. Each outstanding Class A Share may, at any time at the option of the holder, be converted into one Class B Share. Upon the first date that any Class A Share is held other than by a permitted holder, the permitted holder which held such Class A Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Class A Share into a fully paid and non-assessable Class B Share.

Future transfers by holders of Class A Shares to arm's length parties or other than to permitted holders will generally result in those shares converting to Class B Shares, which will have the effect, over time, of increasing the relative voting power of those holders of Class A Shares who retain their shares. Such holders could, in the future, control a significant percentage of the combined voting power of Class A Shares and Class B Shares.

Subdivision or Consolidation

No subdivision or consolidation of the Class A Shares or the Class B Shares may be carried out unless, at the same time, the Class A Shares or the Class B Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

On October 16, 2019, the Corporation completed the Consolidation of all of its issued and outstanding Class A Shares and Class B Shares. Pursuant to the Consolidation, all of the issued and outstanding Class A Shares and Class B Shares were consolidated on the basis of one post-Consolidation share for every 201 pre-Consolidation shares of each class.

Change of Control Transactions

The holders of Class B Shares are entitled to participate on an equal basis with holders of Class A Shares in the event of a "Change of Control Transaction" requiring approval of the holders of Class A Shares and Class B Shares under the OBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Class A Shares and by a majority of the votes cast by the holders of outstanding Class B Shares, each voting separately as a class.

Proposals to Amend the Articles of Amendment

Neither the holders of the Class A Shares nor the holders of the Class B Shares are entitled to vote separately as a class upon a proposal to amend the Articles of Amendment in the case of an amendment referred to in paragraph (a) or (e) of subsection 170(1) of the OBCA.

Neither the holders of the Class A Shares nor the holders of the Class B Shares shall be entitled to vote separately as a class upon a proposal to amend the Articles of Amendment in the case of an amendment referred to in paragraph (b) of subsection 170(1) of the OBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A Shares and Class B Shares differently, on a per share basis, and such holders are not otherwise entitled to vote separately as a class under any applicable law in respect of such exchange, reclassification or cancellation.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Class A Shares would not necessarily require that an offer be made to purchase Class B Shares. In accordance with the rules of the CSE designed to ensure that, in the event of a take-over bid, the holders of Class B Shares will be entitled to participate on an equal footing with holders of Class A Shares, the holders of not less than 80% of the outstanding Class A Shares have entered into the Coattail Agreement. The Coattail Agreement contains provisions customary for dual class, publicly-traded Ontario corporations designed to prevent transactions that otherwise would deprive the holders of Class B Shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class A Shares had been Class B Shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale of Class A Shares by a holder of Class A Shares party to the Coattail Agreement if concurrently an offer is made to purchase Class B Shares that:

(a) offers a price per Class B Share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Class A Shares;

(b) provides that the percentage of outstanding Class B Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class A Shares to be sold (exclusive of Class A Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(c) has no condition attached other than the right not to take up and pay for Class B Shares tendered if no shares are purchased pursuant to the offer for Class A Shares; and

(d) is in all other material respects identical to the offer for Class A Shares.

In addition, the Coattail Agreement does not prevent the sale of Class A Shares by a holder thereof to a permitted holder, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Class A Shares into Class B Shares shall not, in or of itself, constitute a sale of Class A Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of Class A Shares (including a transfer to a pledgee as security) by a holder of Class A Shares party to the Coattail Agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class A Shares are not automatically converted into Class B Shares in accordance with the Articles of Amendment.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class B Shares. The obligation of the trustee to take such action will be conditional on the Corporation or holders of the Class B Shares providing such funds and indemnity as the trustee may require. No holder of Class B Shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class B Shares and reasonable funds and indemnity have been provided to the trustee.

The Coattail Agreement may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the CSE and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Class B Shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class B Shares held directly or indirectly by holders of Class A Shares, their affiliates and related parties and any persons who have an agreement to purchase Class A Shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Class B Shares under applicable law.

At the annual and special meeting of Shareholders of the Corporation held December 16, 2019, the Shareholders approved an amendment to the Articles to authorize certain transfers of Class A Shares. The Shareholders approved an amendment to permit the holders of Class A Shares to complete transfers of Class A Shares to a director, executive officer or founder of the Corporation, such that a founder who is no longer actively involved in the business and affairs of the Corporation could transfer that founder's Class A Shares to those individuals who remain active.

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

The following table sets forth the securities of the Corporation subject to escrow or contractual restriction on transfer, and the percentage that number represents of the outstanding securities of that class as of March 29, 2022.

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Class B Shares	1,174,200(1)	3.1%

Notes:

(1) These Class B Shares are subject to certain restrictions on transfer pursuant to lock-up agreements (collectively the "Lock-Up Agreements") entered into by certain former shareholders of Lucid in connection with the Lucid Acquisition as described in "Escrowed Securities and Securities Subject to Contractual Restriction on Transfer - Lock-Up Agreements" below.

Lock-Up Agreements

Pursuant to the Lucid Acquisition, the Corporation issued 1,957,000 Class B Shares (the "Acquisition Shares") to certain former shareholders of Lucid that are subject to restrictions on transfer prescribed by the Lock-Up Agreements in accordance with the following release schedule and subject to limited exceptions:

  20% of the Acquisition Shares were immediately available on the date of issuance;

  20% of the Acquisition Shares were released from the transfer restrictions 6 months following the completion of the Lucid Acquisition;

  20% of the Acquisitions Shares will be released from the transfer restrictions 12 months following the completion of the Lucid Acquisition; and

  40% of the Acquisition Shares will be released from the transfer restrictions 18 months following the completion of the Lucid Acquisition.

Competition Act

Limitations on the ability to acquire and hold our Class B Shares may be imposed by the Competition Act (Canada). This legislation establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner of Competition ("the Commissioner"). Further, the Competition Act (Canada) permits the Commissioner to review any acquisition of control over or of a significant interest in us, whether or not it is subject to mandatory notification. This legislation grants the Commissioner jurisdiction, for up to one year following completion of an acquisition, to challenge this type of acquisition before the Canadian Competition Tribunal if the Commissioner believes it would, or would be likely to, prevent or lessen competition substantially in any market in Canada.

Investment Canada Act

The following discussion summarizes the principal features of the Investment Canada Act (Canada) for a non-resident who proposes to acquire Class B Shares of the Corporation. The discussion is general only; it is not a substitute for independent legal advice from an investor's own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Canada Act (Canada) is a Canadian federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures. Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Canada Act (Canada). If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Canada Act (Canada), the Investment Canada Act (Canada) generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Industry is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Corporation for the purposes of the Investment Canada Act (Canada) through the acquisition of Class B Shares if the non-Canadian acquired shares to which are attached the majority of the voting rights of the Corporation.

Further, the acquisition of less than a majority but one-third or more of the shares to which are attached more than one-third of the voting rights of the Corporation would be presumed to be an acquisition of control of the Corporation unless it could be established that, on the acquisition, the Corporation was not controlled in fact by the acquirer through the ownership of Class B Shares.

For a direct acquisition that would result in an acquisition of control of the Corporation, subject to the exceptions for "WTO Investors" that are controlled by persons who are resident in World Trade Organization ("WTO") member nations and for "Trade Agreement Investors" that are controlled by persons who are resident in certain countries in with which Canada has trade agreements, a proposed investment would be reviewable where the value of the acquired assets is C$5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, where the value of the acquired assets is less than C$5 million.

For a proposed indirect acquisition that is not by a WTO Investor or Trade Agreement Investor and that would result in an acquisition of control of the Corporation through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is C$50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is C$5 million or more.

In the case of a direct acquisition by or from a WTO Investor or Trade Agreement Investor, the threshold is significantly higher and varies depending on (i) the residency of the investor and (ii) whether the investor is a State-Owned Enterprise ("SOE").

Starting January 1, 2019, and for subsequent years, threshold levels have been adjusted annually based on growth in nominal gross domestic product in accordance with a formula set out in the Investment Canada Act (Canada) (i.e., the growth in the nominal gross domestic product at market prices multiplied by the threshold amount determined for the previous year).

For WTO Investors and Trade Agreement Investors that are not SOEs, the threshold is based on enterprise value. In 2022, the review threshold for non-SOE WTO Investors was increased to an enterprise value of C$1.141 billion and the review threshold for non-SOE Trade Agreement Investors was increased to C$1.711 billion. Other than the exception noted below, an indirect acquisition involving a non-SOE WTO Investor is not reviewable under the Investment Canada Act (Canada).

For SOEs, the threshold is based on the book value of our assets.  In 2022, the review threshold for SOEs that are WTO Investors or Trade Agreement Investors was increased to C$454 million. Other than the exception noted below, an indirect acquisition involving a SOE WTO Investor is not reviewable under the Investment Canada Act (Canada).

The higher threshold for direct investments by WTO Investors and Trade Agreement Investors and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a "cultural business". The acquisition of a Canadian business that is a "cultural business" is subject to lower review thresholds under the Investment Canada Act (Canada) because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Canada Act (Canada) concerning investments that may be considered injurious to national security. If the Minister of Innovation, Science and Industry has reasonable grounds to believe that an investment by a non-Canadian "could be injurious to national security," the Minister of Innovation, Science and Industry may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act (Canada). The Minister of Innovation, Science and Industry has published guidelines that provide an open-ended list of factors that may be considered in determining whether an investment may be "injurious to national security". These include the potential effects of the investment on the transfer of sensitive technology (including biotechnology) that may have military, intelligence, or dual military/civilian applications.

Certain transactions, except those to which the national security provisions of the Investment Canada Act (Canada) may apply, relating to Class B Shares of the Corporation are exempt from the Investment Canada Act (Canada), including:

(a) acquisition of Class B Shares of the Corporation by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b) acquisition of control of the Corporation in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Canada Act (Canada), and

(c) acquisition of control of the Corporation by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Corporation, through the ownership of Class B Shares, remained unchanged.

See "Item 10.E.-Taxation" for additional information regarding the material U.S. and Canadian federal income tax consequences relating to the ownership and disposition of our Class B Shares by Non-Canadian Holders (as defined therein).

Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our Shareholders. We cannot predict whether investors will find the Corporation and our Class B Shares less attractive because we are governed by Canadian laws.